SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: August 13, 2012	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer

Sapiens Q2 2012 Revenue Increases 91% to $27 Million

Operating Income Grows 65% to $2.8 Million

Non-GAAP Operating Margin increased to 13.7%

REHOVOT, Israel, August 13, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the second quarter ended June 30, 2012.

Second Quarter Year-over-Year Financial and Business Highlights include:

  Revenue increased 91% to $27.2 million, compared to revenue of $14.3 million in the second quarter of 2011
  Non-GAAP operating profit increased 81% to $3.7 million, compared to $2.0 million in second quarter of 2011
  Non-GAAP net income increased 77% to $3.5 million compared to $2.0 million for second quarter of 2011
  KBC, Tokio Marine, Oranta Insurance Russia, Riverstone Resources LLC and DirectAsia.com went live with Sapiens solutions
  Named to Russell Global and Russell 3000 Indices
  Introduced Business Intelligence for Reinsurance market
  Launched Billing and Workflow Management with RapidSure, Sapiens’ new version
  Sapiens ended the quarter with $31.2 million in cash, compared to $21.5 million at December 31, 2011

Roni Al Dor, CEO of Sapiens International, commented, “This was a quarter of strong execution, as we continue to grow our revenues and improve the profitability of the consolidated organization, while capitalizing on increasing demand to our product portfolio. Halfway through our first full year following the merger, we are delivering revenues on our promise and reaching Non-GAAP operating margins of 13.7% which reflect steady improvement from previous quarters. We continue to see high demand for our products in North America and European markets with a strong pipeline to gain new customers in the short term. We continue to invest in technology and functionality to further enrich our product portfolio and recruit new employees to our R&D centers and target markets.

First half Year-over-Year Financial Highlights include:

Revenue for the six months ended June 30, 2012 increased 93% to $53.2 million, compared to $27.6 million for same period in 2011.

Non-GAAP operating income was $7.0 million compared to $4.1 million. Non-GAAP net income for the six months ended June 30 2012 totaled $6.7 million, compared to Non-GAAP net income of $3.9 million for the same period in 2011

Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation expenses and certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. We believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the six months ended
U.S GAAP basis	30/06/2012	30/06/2011	30/06/2012	30/06/2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	27,182	14,258	53,165	27,584
Gross profit	11,610	6,651	22,436	12,854
Operating profit	2,762	1,678	5,203	3,400
Net income	2,601	1,624	4,990	3,298
Basic earnings per share	0.06	0.07	0.12	0.15
Diluted earnings per share	0.06	0.07	0.12	0.14

Non-GAAP
Revenues	26,986	14,258	52,821	27,584
Gross profit	12,501	7,926	24,227	15,219
Operating profit	3,715	2,048	7,023	4,084
Net income	3,512	1,973	6,724	3,937
Basic earnings per share	0.09	0.09	0.17	0.18
Diluted earnings per share	0.08	0.08	0.16	0.17

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace. For more information about Sapiens, visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

Or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	27,182	14,258	53,165	27,584
Cost of revenues	15,572	7,607	30,729	14,730

Gross profit	11,610	6,651	22,436	12,854

Operating Expenses:
Research and development, net	2,436	1,191	4,736	2,251
Selling, marketing, general and administrative	6,412	3,782	12,497	7,203
Total operating expenses	8,848	4,973	17,233	9,454

Operating income	2,762	1,678	5,203	3,400

Financial expenses (income), net	(85)	54	(146)	102
Taxes and other expenses (income), net	272	-	380	-

Net income	$2,575	$1,624	$4,969	$3,298

Attributetable to non-controlling interest	$(26)	-	$(21)	-

Net income attributable to Sapiens shareholders	$2,601	$1,624	$4,990	$3,298

Basic earnings per share	$0.06	$0.07	$0.12	$0.15

Diluted earnings per share	$0.06	$0.07	$0.12	$0.14

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	40,088	22,050	39,927	22,047
Diluted earnings per share	42,334	23,723	42,250	23,735

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	2012	2011	2012	2011
GAAP revenues	$27,182	$14,258	$53,165	$27,584
Valuation adjustment on acquired deferred revenue and long term contract	(196)	-	(344)	-
Non-GAAP revenues	$26,986	$14,258	$52,821	$27,584

GAAP gross profit	$11,610	$6,651	$22,436	$12,854
Revenues adjustment	(196)	-	(344)	-
Amortization of capitalized software	875	1,275	1,709	2,365
Amortization of other intangible assets	212	-	426	-
Non-GAAP gross profit	$12,501	$7,926	$24,227	$15,219

GAAP operating income	$2,762	$1,678	$5,203	$3,400
Gross profit adjustments	891	1,275	1,791	2,365
Capitalization of software development	(935)	(1,275)	(1,915)	(2,430)
Amortization of other intangible assets	839	296	1,636	590
Stock-based compensation	158	74	308	159
Non-GAAP operating income	$3,715	$2,048	$7,023	$4,084

GAAP net income attributable to Sapiens shareholders	$2,601	$1,624	$4,990	$3,298
Operating income adjustments	953	370	1,820	684
Non-controlling interest in amortization intangible assets	(22)	-	(46)	-
Deferred taxes related to acquisition	(20)	(21)	(40)	(45)
Non-GAAP net income attributable to Sapiens shareholders	$3,512	$1,973	$6,724	$3,937

Non-GAAP basic earnings per share	$0.09	$0.09	$0.17	$0.18

Non-GAAP diluted earnings per share	$0.08	$0.08	$0.16	$0.17

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS

SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,234	$21,460
Restricted cash	447	456
Trade receivables, net	14,654	14,484
Other receivables and prepaid expenses	3,168	3,229

Total current assets	49,503	39,629

LONG-TERM ASSETS:
Property and equipment, net	1,948	1,814
Severance pay fund	9,711	10,172
Other intangible assets, net	32,911	35,138
Goodwill	65,227	66,715

Total long-term assets	109,797	113,839

TOTAL ASSETS	$159,300	$153,468

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$3,356	$2,559
Accrued expenses and other liabilities	17,270	19,731
Deferred revenue	12,968	9,603

Total current liabilities	33,594	31,893

LONG-TERM LIABILITIES:
Other long-term liabilities	632	614
Accrued severance pay	11,108	10,714

Total long-term liabilities	11,740	11,328

EQUITY	113,966	110,247

TOTAL LIABILITIES AND EQUITY	$159,300	$153,468